Citigroup Global Markets Holdings Inc.	December 27, 2023 Medium-Term Senior Notes, Series N Pricing Supplement No. 2023-USNCH19902 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Callable Zero Coupon Notes Due December 29, 2026

•	The notes mature on the maturity date specified below, subject to our right to call the notes for mandatory redemption prior to maturity on any redemption date specified below. The notes do not pay any interest. Instead, the amount that you receive upon mandatory redemption at our option or at maturity, as applicable, will reflect an accretion on the stated principal amount at the accrual yield specified below.

•	The notes are unsecured senior debt obligations of Citigroup Global Markets Holdings Inc. and are guaranteed by Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing date:	December 27, 2023
Original issue date:	December 29, 2023
Maturity date:	Unless earlier redeemed, December 29, 2026. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No interest or yield will accrue as a result of delayed payment.
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the accreted value as of the maturity date, for a payment at maturity equal to $1,156.00 per $1,000 stated principal amount note.
Interest:	The notes do not pay any interest
Accrual yield:	5.20% per annum based on the stated principal amount (using a 360-day year composed of twelve 30-day months)
Redemption:

Beginning on December 29, 2024, we have the right to call the notes for mandatory redemption, in whole but not in part, on any redemption date for an amount equal to the accreted value as of the applicable redemption date. See “Redemption Schedule” below for the accreted value applicable to each redemption date. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in New York City, which is expected to be The Wall Street Journal.

Redemption dates:	The 29th day of each December, beginning in December 2024. If any redemption date is not a business day, the payment required to be made on that redemption date will be made on the next succeeding business day with the same force and effect as if it had been made on that redemption date. No interest or yield will accrue as a result of delayed payment.
Accreted value:	As of any date, the accreted value for each $1,000 stated principal amount note is the stated principal amount plus an additional amount that accrues on the stated principal amount from and including the original issue date to but excluding that date at the accrual yield.
CUSIP / ISIN:	17291TQF8 / US17291TQF83
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000.00	$3.00	$997.00
Total:	$30,000,000.00	$90,000.00	$29,910,000.00

(Key Terms continued on next page)

(1) The issue price paid by eligible institutional investors and investors purchasing the notes in fee-based advisory accounts will vary based on then-current market conditions and the negotiated price determined at the time of each sale, provided however that the issue price for such investors will not be less than $997.00 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession or underwriting fee with respect to such sales as described in footnote (2) below. See “General Information—Fees and selling concessions” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $3.00 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $3.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts. The per note underwriting fee in the table above represents the maximum underwriting fee payable per note. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, each of which can be accessed via the following hyperlink:

Prospectus Supplement and Prospectus each dated March 7, 2023

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

KEY TERMS (continued)
Redemption schedule:	The accreted value applicable to each redemption date is as follows.
Redemption Date	Accreted Value (per $1,000 Stated Principal Amount Note)
December 29, 2024	$1,052.00
December 29, 2025	$1,104.00
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the notes.

▪	The notes do not pay interest. The notes are not appropriate for investors who require regular payments of interest.

▪	The notes may be redeemed at our option prior to the maturity date. We may redeem the notes, in whole but not in part, on any redemption date, upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the accreted value as of the relevant redemption date. If we elect to redeem the notes prior to maturity, we will do so at a time that is advantageous for us but when it may not be in your interest for us to do so. For example, we may do so at a time when market interest rates have fallen, such that you are unable to reinvest your funds in an investment with a yield as great as the accrual yield on the notes.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline, or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity, is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Secondary market sales of the notes may result in a loss. You will be entitled to receive the then-applicable accreted value of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity or earlier redemption at our option. If you are able to sell your notes in the secondary market prior to such time, you are likely to receive less than the then-applicable accreted value of the notes.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the then-applicable accreted value since the issue price of the notes will include, and secondary market prices are likely to exclude, any underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the then-applicable accreted value. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary

PS-2

Citigroup Global Markets Holdings Inc.

market, including: interest rates in the market and the volatility of such rates, the time remaining to maturity of the notes, hedging activities by our affiliates, any fees and projected hedging fees and profits, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of either Citigroup Global Markets Holdings Inc. or Citigroup Inc. The value of the notes will vary and is likely to be less than the then-applicable accreted value at any time prior to maturity or redemption, and sale of the notes prior to maturity or redemption may result in a loss.

Additional Terms of the Notes

Events of Default and Acceleration

In case an event of default (as described in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the accreted value determined as described herein as of the date of acceleration. Such amount as so determined will constitute the final payment on the notes, and no additional amounts will accrue with respect to the notes following the date of acceleration.

In case of default under the notes, in respect of any payment due under the notes, no interest will accrue on such overdue payment either before or after the maturity date.

PS-3

Citigroup Global Markets Holdings Inc.

General Information
Temporary adjustment period:	For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:

The notes will be treated as debt instruments that are issued with original issue discount (and without any qualified stated interest) for U.S. federal income tax purposes. As a result, U.S. Holders (as defined in the accompanying prospectus supplement) will be required to include original issue discount in their taxable income over the term of the notes on a constant-yield basis, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Original Issue Discount.”

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations,” and in particular the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders,” “—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement for more information regarding the U.S. federal income tax consequences of an investment in the notes.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 8, 2016) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Global Markets Holdings Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:

The issue price is $1,000 per note; provided that the issue price for an eligible institutional investor or an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The issue price for such investors will not be less than $997.00 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession with respect to such sales as described in the next paragraph.

CGMI, an affiliate of Citigroup Global Markets Holdings Inc., is the underwriter of the sale of the notes and is acting as principal. CGMI may resell the notes to other securities dealers at the issue price of $1,000 per note less a selling concession not in excess of the underwriting fee. CGMI will receive an underwriting fee of up to $3.00 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $3.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales to it makes to

PS-4

Citigroup Global Markets Holdings Inc.

eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts.
Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative. Third party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Prohibition of Sales to United Kingdom Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) and the regulations made under the EUWA; or

(ii)	a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA and the regulations made under the EUWA; or

(iii)	not a qualified investor as defined in Regulation (3)(e) of the Prospectus Regulation; and

b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

PS-5

Citigroup Global Markets Holdings Inc.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., and Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated March 7, 2023, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on March 8, 2023, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Alexia Breuvart, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Barbara Politi, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2023 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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